TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017
With Report of Independent Registered Public
Accounting Firm

.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 68381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TAP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Park Ave, 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***





AFFIRMATION

I, F. Davis Terry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TAP Securities, LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

co-President

Title

Notary Public

XAVIA WONG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WO5027871
Qualified in New York County
Commission Expires Nov. 20, 2018

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
TAP Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TAP Securities LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 23, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets

Cash	$	1,558,920
Accounts receivable		70,000
Total assets	$	1,628,920

Liabilities and Member's Capital

Liabilities:		
Due to parent company	$	138,500
Deferred revenues		1,000,000
Total liabilities		1,138,500
Member's capital		490,420
Total liabilities and member's capital	$	1,628,920

TAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2017

TAP Securities LLC (the "Company"), is a limited liability company that provides investment banking, financial and related advisory services to various clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company is 100% owned by TAP Advisors LLC (the "Parent").

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. Management believes that all accounts at December 31, 2017 are fully collectible.

Income taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the New York City Unincorporated Business Tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company.

Note 3 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

92% of the revenue was earned from three customers. One customer makes up 100% of accounts receivable.

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Note 4 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $458,920, which was $358,920 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.4 to 1.

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

Note 5 - Related party transactions

Pursuant to an annually renewable expense sharing agreement (the "Agreement"), the Parent provides substantially all operational and administrative services and facilities to the Company. The fees charged by the Parent and agreed to by the parties totaled $12,603,675 for the year ended December 31, 2017. This amount includes $5,400,000 representing principally office and administrative services; the balance represents management fees that are determined from time to time at the discretion and mutual agreement of the Company and its Parent. The Company regularly reimburses its Parent for these expenses. At December 31, 2017, the Company owed $138,500 to its Parent which is a non-interest bearing liability. Management of the Company has determined the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company for at least one year from the date of the issuance of these financial statements, should that become necessary. During the year ended December 31, 2017, the Parent forgave $1,230,000 that were owed to it by the Company, such forgiveness was treated as capital contributions to the Company.